August 31, 2021

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Blubuzzard, Inc.

Form 10-12G

Filed July 7, 2021

File No. 000-56019

To the men and women of the SEC:

On behalf of Blubuzzard, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated August 4, 2021 addressed to Mr. James Xilas, the Company’s Chief Executive Officer, with respect to the Company’s filing of its 10-12G on July 7, 2021.

The Company has at the date hereof decided to withdrawl its Form 10-12G registration statement before effectiveness. A Form RW (Withdrawl) will be contemporaneously filed with this correspondence. Furthermore, a Limited Power of Attorney form as shown below has been executed by Mr. Xilas constituting and appointing Mr. Thomas DeNunzio, attorney-in-fact.

LIMITED POWER OF ATTORNEY

August 25, 2021

KNOW ALL MEN BY THESE PRESENTS, that the undersigned constitutes and appoints Thomas DeNunzio, his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for such person and in his name, place and stead, in any and all capacities, to communicate with the Security and Exchange Commission (“SEC”) staff and receive comment letters pursuant to a Form 15-12G filed on June 4, 2021 and a Form 10-12G filed on July 7, 2021. This Limited Power of Attorney replaces and supersedes in its entirety that Limited Power of Attorney previously executed by the undersigned. Mr. DeNunzio is authorized to sign electronically or otherwise, all SEC forms including exhibits and SEC correspondence granting unto said attorney-in-fact and agent, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that any such attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming, any of the undersigned’s responsibilities to comply with, or any liability for the failure to comply with any provision of the Securities Act of 1933, as amended or the Securities Exchange Act of 1934, as amended. The limited power of attorney is effective at the date first written above and will continue until the aforesaid Form 10 registration statement becomes effective or is withdrawn unless earlier revoked by the undersigned by written notice to attorney-in-fact. The Limited Power of Attorney may be filed with the SEC as a confirming statement of the authority granted herein.

Blubuzzard, Inc.

BY: /s/ James Xilas

James Xilas, as

CEO, President and Director

Date: August 31, 2021

/s/ James Xilas

James Xilas

Chief Executive Officer